UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zogenix, Inc.

File No. 1-34962 - CF#34318

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Zogenix, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2014, a Form 10-K filed on March 11, 2015, and a Form 10-Q filed on November 6, 2014.

Based on representations by Zogenix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through November 1, 2019
Exhibit 10.4	through October 25, 2019
Exhibit 10.45	through November 1, 2019
Exhibit 10.52	through November 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary